ArcelorMittal to strengthen position in Brazil through tendering a cash tender offer for the remaining outstanding shares of ArcelorMittal Inox Brasil S.A. (ex Acesita)

Luxembourg, 4 December 2007 (12.40 noon GMT) - ArcelorMittal (“ArcelorMittal” or “The Company”), the world’s largest steel company, today announced its intention to launch a de-listing cash offer to acquire the 43% outstanding shares in ArcelorMittal Inox Brasil S.A. (ex Acesita) (“ArcelorMittal Inox Brasil”) it does not currently own. The Company currently owns a 57% stake in ArcelorMittal Inox Brasil.

Commenting, Lakshmi Mittal, President and CEO, of ArcelorMittal, said: “This tender is strategically beneficial to ArcelorMittal because it not only reinforces our position in the high growth area of Latin America, but it also strengthens our position in silicon steel, ferritics and specialty stainless steel”.

The price for the Offer should be R$ 100.00 per common share and R$ 100.00 per preferred share of ArcelorMittal Inox Brasil, representing a premium of approximately 22% to the 60-day average preferred share market price. Payment for the shares tendered in the Offer shall be made in cash payment and adjusted in connection with any dividends paid by ArcelorMittal Inox Brasil between now and the date of the physical settlement of the Offer. Currently ArcelorMittal owns 96% and 36% of ArcelorMittal Inox Brasil’s total outstanding common and preferred shares respectively. Approximately 1,066,476 common shares and 30,615,489 preferred shares of ArcelorMittal Inox Brasil are eligible to be tendered in the Offer, representing a total value of R$3.2 billion at the Offer price, equivalent to USD 1.75 billion as of 4 December 2007.

At a price of R$ 100.00 per common share and R$ 100.00 per preferred share, a group of shareholders owning 157,300 common shares and 7,914,147 preferred shares, have committed to ArcelorMittal to sell their shares of ArcelorMittal Inox Brasil in the Offer.

Important Information

The request for registration of the Offer by ArcelorMittal will be subject to analysis and approval by the CVM and its features will be subject to adjustment until such registration is obtained.  In addition, ArcelorMittal has reserved the right not to proceed with the Offer in the event the CVM requires material modification to the terms and conditions thereof.  This document does not constitute an offer to acquire ArcelorMittal Inox Brasil securities in any jurisdiction.

Any offer that may be made will be made to all holders of shares of ArcelorMittal Inox Brasil located in Brazil. In addition, holders of shares of ArcelorMittal Inox Brasil located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Image 7 - Anne France Malrieu /
North America		Tiphaine Hecketsweiler	+33 1 5370 7470
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397